Stradley Ronon Stevens & Young, LLP Suite 2600 2005 Market Street Philadelphia, PA 19103-7018 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

Don E. Felice

dfelice@stradley.com

(215) 564-8794

March 20, 2020

Via Edgar

Mr. John Grzeskiewicz

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	HC Capital Trust (“Registrant”)

File Nos.: 33-87762 and 811-08918

Dear Mr. Grzeskiewicz:

This correspondence is being provided to you in response to your comments communicated during our March 18, 2020 telephone conversation with respect to the Registrant’s preliminary proxy statement filed on March 13, 2020.

For your convenience, we have summarized our understanding of the Staff Comments in bold typeface and set forth our response in the following italicized text.

1.	You requested that the Registrant explain what is meant by “quantitative investing” as used in the first paragraph of the “Proposal” section.

Response:        The disclosure will be revised as requested.

2.

You asked whether the initial allocation of 5% of the Portfolio’s assets to the proposed new manager would prevail for at least one full year from the approval of the Agreement and what circumstances might lead to a change in that allocation.

March 20, 2020

Response:        As disclosed in the proxy statement, and described more fully in the Registrant’s prospectus, the Registrant’s primary investment adviser (the “Adviser”) allocates the assets of the Portfolio among its several sub-advisers (“Specialist Managers”) based on its assessment of then-current market conditions and opportunities. At any given time, the allocation to any one Specialist Manager may be anywhere from 0% to 100% of the Portfolio’s assets. The Adviser has projected an initial allocation to the new manager of 5% based on its anticipation of the market at the time the new manager becomes active. Any allocation of assets to the new manager will immediately be subject to the same policies as any other Specialist Manager in that Portfolio ad there is no guarantee that the allocation will remain at any level for any period of time. Note that all of the Registrant’s Portfolios are exclusively available to clients of the Adviser, which uses the Portfolios as asset allocation tools for such clients to allow them exposure to the advisory services of the various Specialist Managers. Accordingly, these allocation decisions are exactly the services that the shareholders have hired the Adviser to make.

3.	You requested that the Registrant confirm that all disclosure required by Item 22(c) of Schedule 14a is included in the proxy statement.

Response:        The Registrant confirms that all disclosure required by Item 22(c) of Schedule 14a is included in the proxy statement.

Very truly yours,

Don E. Felice